Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Kinross Gold Corporation

We consent to the use in this annual report on Form 40-F of:

•	our Report of Independent Registered Public Accounting Firm dated February 10, 2021 addressed to the shareholders and board of directors of Kinross Gold Corporation (the “Company”) on the consolidated financial statements of the Company comprising the consolidated balance sheets of the Company as of December 31, 2020 and December 31, 2019, the consolidated statements of operations, comprehensive income, cash flows and equity for the years then ended, and the related notes, and

•	our Report of Independent Registered Public Accounting Firm dated February 10, 2021 on the Company’s internal control over financial reporting as of December 31, 2020,

each of which is included in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2020.

We also consent to the incorporation by reference of such reports into the Company’s Registration Statements on Form S-8 (Registration Nos. 333-180822, 333-180823, 333-180824 and 333-217099) and Registration Statement on Form F-10 (Registration No. 333-239219).

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 30, 2021

Toronto, Canada